Mail Stop 3561

July 24, 2008

<u>Via Fax & U.S. Mail</u>

Mr. John Ramsay
Chief Financial Officer
Schwarzwaldallee 215
4058 Basel, Switzerland

  Re: **Syngenta AG**
    Form 20-F for the year ended December 31, 2007
    Filed February 28, 2008
    File No. 001-15152

Dear Mr. Ramsay:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

       Sincerely,

       Linda Cvrkel
       Branch Chief

<u>VIA FACSIMILE (212) 450-3519</u>
Mr. Rick Bonaparte
Davis, Polk & Wardwell